Excelsior Absolute Return Fund of Funds Master Fund, LLC
                              N-SAR Item 77c


A special meeting of Members of the Company was held on March 15, 2007 at the offices of the Company, 225 High Ridge Road, Stamford, Connecticut 06905. The meeting was held for the following purposes: (1) to approve the New Advisory Agreement between the Company and the Adviser to become effective upon completion of the Sale and (2) to elect four members of the Board, David
R. Bailin, Virginia G. Breen, Jonathan B. Bulkeley, and Thomas F. McDevitt, as members of the Board of the Company.

The results of the proxy solicitation on the above matters were as follows:


                                    Votes for       Votes against       Votes withheld        Abstentions
Proposal 1                              2                 0                    -                   0

Proposal 2
   1.    David R. Bailin                2                 -                    0                   -
   2.    Virginia G. Breen              2                 -                    0                   -
   3.    Jonathan B. Bulkeley           2                 -                    0                   -
   4.    Thomas F. McDevitt             2                 -                    0                   -